Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

BM Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee

Fees to be Paid	$66,597,465	(1)	0.0001531	$10,196.07	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$66,597,465
Total Fees Due for Filing				$10,196.07
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$10,196.07

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated as of October 24, 2024, by and among BM Technologies, Inc., First Carolina Bank and Double Eagle Acquisition Corp, Inc.

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the conversion of all outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company common stock”) into the right to receive $5.00 per share (the “Per Share Consideration”). The maximum underlying value of the transaction was calculated as 13,319,493, the maximum aggregate number of fully diluted shares of Company common stock outstanding (including the aggregate number of shares subject to the Eligible Company Stock Awards), multiplied by the Per Share Consideration. For the purposes of this calculation, no value was attributed to the Company Warrants as the exercise price of each of the Company Warrants exceeds the Per Share Consideration.

(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals $153.10 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.